ROBERT A.  FORRESTER

ATTORNEY AT LAW

1755 NORTH COLLINS BLVD.,

SUITE 360

RICHARDSON, TX 75080

(972) 437-9898

 Fax (972) 480-8406

raforrester@sbcglobal.net

July 30, 2012

Michael McTiernan

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Medical Hospitality Group, Inc.

File No. 333-174533

Form S-11

Dear Mr. McTiernan:

On behalf of Medical Hospitality Group, Inc. (the "Company"), I am filing contemporaneously Amendment No. 9 to the Company's Registration Statement on Form S-11 relating to the sale of certain securities of the Company. The amendment reflects some changes relating to comments from the Texas Blue Sky regulators and some technical clarifications.

Please do not hesitate to contact me if I can aid the staff’s review in any manner.

Very truly yours,

/s/ Robert A. Forrester

Robert A. Forrester